**SECURITIES AND EXCHANGE COMISSION**

Washington, D.C. 20549

**FORM 6-K**



**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of March, 2002

**Portugal Telecom, SGPS, S.A.**

**Av. Fontes Pereira de Melo, no. 40**
**1069 - 300 Lisboa, Portugal**
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F .......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

# ANNOUNCEMENT

**Lisbon, Portugal, March 14, 2002** – Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVLP: PTCO.IN) announced today that Mr. Pedro Amadeu de Albuquerque Santos Coelho will resign his post as a member of the Company's Board of Directors.

On behalf of the Board, Mr. Francisco Murteira Nabo, Chairman and CEO of PT, thanked Mr. Pedro Coelho for his valid contribution as a member of the Executive Committee of PT since his appointment in 2000.

**This information is also available at www.telecom.pt.**

**Contacts:** Vitor Sequeira, Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351-21-500 1701
Fax: +351-21-355 6623

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

**Date:** March 15, 2002

**By:**

Name: Vitor Sequeira

Title: Manager of Investor Relations